ERNST & YOUNG LLP
                                  Suite 1700
                              500 Woodward Avenue
                         Detroit, Michigan 48226-3426


September 17, 1996



Board of Directors
Crowley, Milner and Company
Detroit, Michigan


Note B of the notes to the three month and six month unaudited condensed financial statements of Crowley, Milner and Company included in its Form 10-Q for the quarter ended August 3, 1996 describes a change in the method of determining inventory cost from the last in, first out (LIFO) method to the first in, first out (FIFO) method. You have advised us that you believe that the change is to a preferable method in your circumstances because the FIFO method provides a better measure of the current value of the inventories and the financial position of the Company given the minimum net worth requirements mandated by a bond obligation, and the related emphasis on the Company's equity placed by the Company's vendors and their factors.

There are no authoritative criteria for determining a "preferable" inventory method based on the particular circumstances; however, we conclude that the change in the method of determining inventory cost is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to February 3, 1996 and therefore we do not express any opinion on any financial statements of Crowley, Milner and Company subsequent to that date.

                             /S/ Ernst & Young LLP